                                1,000,000 Shares

                          PULITZER PUBLISHING COMPANY

                                  Common Stock

                             ----------------------

     All of the shares of Common Stock in the offering are being sold by the selling stockholders identified in this prospectus. The Company will not receive any of the proceeds from the sale of the shares.


     The Common Stock is listed on the New York Stock Exchange under the symbol "PTZ." The last reported sale price of the Common Stock on March 2, 1999 was $80.125 per share.


                             ----------------------

     Prospective investors should see "Risk Factors," which begin on page 7 of this prospectus, for certain information that should be considered before investing in the Common Stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                                                               Per Share                   Total
                                                               ---------                   -----
Initial public offering price........................            $80.00                 $80,000,000
Underwriting discount................................            $ 3.80                 $ 3,800,000
Proceeds, before expenses, to the selling
  stockholders.......................................            $76.20                 $76,200,000


     The underwriter may, under certain circumstances, purchase up to an additional 126,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

                             ----------------------


     The underwriter expects to deliver the shares against payment in New York, New York on March 8, 1999.


                              GOLDMAN, SACHS & CO.

                             ----------------------


                        Prospectus dated March 2, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site on the Internet at http://www.sec.gov. This web site contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC.

     The SEC allows us to "incorporate by reference" the information contained in documents we file with the SEC (File No. 1-9329), which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all the shares:

1. Our Annual Report on Form 10-K for the year ended December 31, 1997 (except that Items 7 and 8 and Schedule II of this Annual Report are not incorporated by reference as they are superseded by the information set forth in our Current Report on Form 8-K filed on January 22, 1999, which is incorporated by reference);

2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, as amended by Form 10-Q/A (except that Items 1 and 2 and Exhibit 27 of these Quarterly Reports are not incorporated by reference as they are superseded by the information set forth in our Current Report on Form 8-K filed on January 22, 1999, which is incorporated by reference);

3. Our Current Reports on Form 8-K filed on June 11, 1998, September 4, 1998, December 16, 1998 and January 22, 1999;

4. Our Joint Proxy Statement/Prospectus with Hearst-Argyle, dated February 11, 1999;

5. The description of our capital stock contained in our Registration Statement on Form 8-A filed on November 17, 1986;

6. Hearst-Argyle's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Form 10-K/A filed on December 16, 1998, the Form 10-K/A filed on January 15, 1999 and the Form 10-K/A filed on February 11, 1999;

7. Hearst-Argyle's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by the Form 10-Q/A filed on December 10, 1998 and the Form 10-Q/A filed on February 11, 1999; Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as amended by the Form 10-Q/A filed on December 10, 1998 and the Form 10-Q/A filed on February 11, 1999; and Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as amended by the Form 10-Q/A filed on February 11, 1999;

8. Hearst-Argyle's Current Reports on Form 8-K filed on January 13, 1998, March 31, 1998, and May 27, 1998; Current Report on Form 8-K filed on September 17, 1998, as amended by the Form 8-K/A filed on December 7, 1998; Current Report on Form 8-K filed on September 29, 1998, as amended by the Form 8-K/A filed on December 16, 1998; and Current Report on Form 8-K filed on December 16, 1998, as amended by the Form 8-K/A filed on January 26, 1999 and Form 8-K/A filed on February 10, 1999;

9. The description of Hearst-Argyle Series A Common Stock contained in Hearst-Argyle's Registration Statement on Form 8-A/A filed on July 14, 1998;


10. Argyle Television, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996, solely with respect to the financial statements contained therein; and

11. Argyle Television, Inc.'s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, solely with respect to the financial statements contained therein.


     You may request a copy of our filings, at no cost, by writing or telephoning our Secretary at the following address:

                            Pulitzer Publishing Company
                            900 North Tucker Boulevard
                            St. Louis, Missouri 63101
                            (314) 340-8000

     You may request a copy of Hearst-Argyle's filings, at no cost, by writing or telephoning the Secretary of Hearst-Argyle at the following address:

                            Hearst-Argyle Television, Inc.
                            888 Seventh Avenue
                            New York, New York 10106
                            (212) 887-6800

     This Prospectus is part of a registration statement we filed with the SEC (Registration No. 333-69701). You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements that are subject to risks and uncertainties. You can find many of these forward-looking statements by looking for words such as "believes," "expects," "anticipates" or similar expressions. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that, in addition to factors discussed elsewhere in this prospectus and in the documents that are incorporated by reference, the following important factors could affect our future results and/or those of Hearst-Argyle and New Pulitzer and could cause those results to differ materially from those expressed in each forward-looking statement:

     - Material adverse changes in economic conditions in the relevant markets;

     - The failure to occur of, or significant delay in, the expected closing of the proposed merger;

     - Future regulatory actions and conditions concerning broadcast radio and television stations or their operating areas;

     - The possibility that currently unanticipated difficulties may arise in integrating the operations of two major businesses; and

     - Competition in the respective broadcast television and newspaper markets.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should carefully read this document to understand the terms of our securities. You should also read the documents we have referred you to in the section entitled "Where You Can Find More Information" on page 2 for information on our company and our financial statements and on Hearst-Argyle and its financial statements.

            INVESTMENT IN PULITZER PUBLISHING COMPANY'S COMMON STOCK

     The selling stockholders are selling shares of our common stock. However, you should be aware that we and Pulitzer Inc., a subsidiary of ours, entered into an amended and restated merger agreement with Hearst-Argyle Television, Inc. dated as of May 25, 1998. This merger agreement provides that Hearst-Argyle will acquire our television and radio broadcasting operations. Hearst-Argyle will accomplish this acquisition by merging us into Hearst-Argyle. Our newspaper publishing and related new media businesses will continue as Pulitzer Inc., which we refer to in this document as "New Pulitzer."

     Prior to the merger, we will transfer to New Pulitzer all of our assets, other than our broadcasting assets, and then distribute the shares of New Pulitzer to our stockholders in a tax-free "spin-off" on a share-for-share basis. As part of the spin-off, we will also transfer the net proceeds of $700 million in new financing, and New Pulitzer will assume certain liabilities unrelated to the broadcasting assets. After the spin-off, we will have only our broadcasting assets and the indebtedness under the $700 million new financing and will merge into Hearst-Argyle. As a result of the merger, Hearst-Argyle will assume the indebtedness under the new financing.

     In the merger, Hearst-Argyle has agreed to issue to our stockholders 37,096,774 shares of Hearst-Argyle Series A common stock in exchange for our stockholders' shares of our stock. We refer to the Hearst-Argyle Series A common stock as the "Hearst-Argyle stock."

     We refer to the merger and spin-off as the "Transactions." We expect to hold our special stockholders' meeting in connection with the merger on March 17, 1999. We also expect the closing of the Transactions to occur shortly after the meeting. The special stockholders' meeting and the closing are subject to certain conditions and rights which are further described in this prospectus.

     You should consider the risks described in the section entitled "Risk Factors" which begins on page 7 in determining whether to invest in our common stock. In particular, you should consider that if and when the Transactions are completed, each holder of our common stock will receive, first, common stock of New Pulitzer in connection with the spin-off and, second, Hearst-Argyle stock in connection with the merger. However, we cannot assure that the Transactions will be completed. When considering an investment in our common stock, you are advised to evaluate Hearst-Argyle, New Pulitzer and us, as if the Transactions will occur, as well as if the Transactions will not occur.

                                  THE COMPANY

     We are engaged primarily in newspaper publishing and television and radio broadcasting. We operate and publish two major metropolitan daily newspapers: the St. Louis Post-Dispatch, the only major daily newspaper serving the St. Louis metropolitan area; and The Arizona Daily Star, serving the Tucson metropolitan area. In addition, our Pulitzer Community Newspaper group operates and publishes 12 dailies which serve smaller markets, primarily in the West and Midwest. Our television and radio broadcasting operations consist of nine network-affiliated television stations and five radio stations.

     Publishing

     Both major metropolitan daily newspapers have weekly total market coverage sections to provide advertisers with market saturation. In addition, both newspapers also offer an electronic news, information and communication web site on the Internet. We provide full access on a subscription basis to these "electronic publication" web sites, as well as full Internet access.

     Our 12 daily community newspapers have a combined average daily circulation of approximately 162,000. The smaller markets served by these newspapers and their locations provide us with further diversification and participation in several higher growth areas of the United States.

     We derive our publishing revenues primarily from advertising and circulation. Advertising and circulation have averaged approximately 87% of total publishing revenue over the last five years. We continue to seek ways to leverage our newspaper assets, such as electronic publishing, voice services delivered by phone, electronic dissemination of information via the world wide web/Internet and alternative newspaper delivery systems to provide advertisers with either targeted or total market coverage.

     New Pulitzer will retain and continue to operate our newspaper publishing and related new media businesses.

     Broadcasting

     We currently own and operate eight network-affiliated VHF television stations, one network-affiliated UHF television station, two satellite network television stations rebroadcasting KOAT, four AM radio stations and one FM radio station. We have diversified our revenues by purchasing properties in different geographic regions of the United States in an effort to insulate ourselves from regional economic downturns.

     Historically, advertising during local news programs has accounted for a significant portion of each station's total revenues, with percentages approaching 50% at some stations. We believe that our stations are particularly strong in local news programming.

     We intend to sell this broadcasting business to Hearst-Argyle.

     General

     The Pulitzer Publishing Company was founded by the first Joseph Pulitzer in 1878 to publish the original St. Louis Post-Dispatch and has operated continuously since that time under the direction of the Pulitzer family. We were reorganized as a Delaware corporation in October 1986. Michael E. Pulitzer, a grandson of the founder, currently serves as our Chairman of the Board, President and Chief Executive Officer.

     On December 18, 1998, New Pulitzer entered into an employment agreement with Robert C. Woodworth pursuant to which Mr. Woodworth will serve as President and Chief Executive Officer of New Pulitzer for an initial term of three years, beginning January 1, 1999. Mr. Woodworth has over 25 years of newspaper publishing experience, having served with Capital Cities, Capital Cities/ABC and, most recently, Knight-Ridder, Inc. in various senior management capacities. In the event the Transactions do not occur, we will assume all provisions of the employment agreement with Mr. Woodworth, including the provisions relating to his position, rights and entitlements.

     Our principal executive offices are located at 900 North Tucker Boulevard, St. Louis, Missouri 63101, and our telephone number is (314) 340-8000.

                                 HEARST-ARGYLE

     Hearst-Argyle owns or manages 17 television stations reaching approximately 12.0% of U.S. television households. Hearst-Argyle is the largest "pure-play" (owning television stations only) publicly-owned television broadcast company in the U.S. and is the fourth-largest, non-network-owned television group. Formed as a Delaware corporation in 1994 under the name Argyle Television, Inc., Hearst-Argyle is the successor to the combined operations of Argyle Television, Inc. and the television broadcast group of The Hearst Corporation. Hearst-Argyle currently owns 13 television stations, programs one other television station under a time brokerage agreement, and manages three additional television stations and two radio stations that are owned or operated by The Hearst Corporation. Hearst-Argyle has an option to acquire one of the managed television stations and The Hearst Corporation's interests in another of the managed television stations. Hearst-Argyle also has a right of first refusal with respect to the third managed television station.

     Effective June 1, 1998, Hearst-Argyle completed a tax-deferred exchange with STC Broadcasting, Inc. and certain related entities whereby Hearst-Argyle exchanged its television stations WNAC-TV, Providence, Rhode Island, and WDTN-TV, Dayton, Ohio, for television stations KSBW-TV, Monterey-Salinas, California, and WPTZ-TV/WNNE-TV, Burlington, Vermont/Plattsburgh, New York. The order of the FCC approving the combination of Argyle Television, Inc. and the television group of The Hearst Corporation required divestiture of WNAC and WDTN.

     On January 5, 1999 and effective January 1, 1999 for accounting purposes, Hearst-Argyle acquired through a merger transaction all of the partnership interests in Kelly Broadcasting Co. for approximately $520 million in cash, subject to a working capital adjustment. We refer to this transaction as the Kelly Transaction. As a result of the Kelly Transaction, Hearst-Argyle acquired television broadcast station KCRA-TV, Sacramento, California, and the programming rights under an existing Time Brokerage Agreement with Channel 58, Inc. with respect to television broadcast station KQCA-TV, Sacramento, California. In addition, Hearst-Argyle acquired substantially all of the assets and certain of the liabilities of Kelleproductions, Inc. for approximately $10 million in cash.

     In late December 1998 and early January 1999, Hearst-Argyle issued $450 million aggregate principal amount of senior notes to institutional investors. The notes have a maturity of 12 years, with an average life of ten years, and bear interest at 7.18% per annum.

     The Hearst-Argyle stock is listed on the New York Stock Exchange under the symbol "HTV." The reports filed by Hearst-Argyle with the SEC contain additional information regarding Hearst-Argyle.

     Hearst-Argyle is organized under the laws of the State of Delaware, its principal executive offices are located at 888 Seventh Avenue, New York, New York 10106 and its telephone number is (212) 887-6800.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information set forth in this prospectus.

RISK FACTORS ASSOCIATED WITH THE SPIN-OFF AND THE MERGER

     Consummation of the Transactions is Subject to Many Factors. One of the most significant risks in purchasing our shares in this offering is that the Transactions may not be completed. The completion of the Transactions is subject to many factors, including the following:

     - Our ability to obtain new financing in the amount of $700 million, the net proceeds of which will be transferred to New Pulitzer in the spin-off;

     - Consents of various third parties; and

     - Approval by the holders of our common stock, voting separately as a class, of an amendment to our Restated Certificate of Incorporation. This amendment is required in connection with the spin-off to permit us to distribute shares of New Pulitzer for shares of our stock pursuant to the merger agreement.

     Because of these and other factors, we cannot assure if or when the spin-off or the merger will be completed. If the Transactions are not completed, purchasers of the shares will not receive shares of New Pulitzer or Hearst-Argyle and will continue to own our shares. On February 26, 1998, the last business day before we announced our intention to explore strategic alternatives relating to our broadcasting division, the price of our shares closed at $67.63 per share. Since that time, the price of our shares has closed as low as $64.94 and as high as $90.00.

     Federal Income Tax Risks Relating to the Spin-Off. We have received a ruling from the IRS that the spin-off will qualify as a reorganization and tax-free distribution to our stockholders under the Internal Revenue Code of 1986. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. However, we are not currently aware of any facts or circumstances that would cause the IRS to revoke or modify its ruling. If the spin-off did not qualify as a reorganization and tax-free distribution to our stockholders under the Code:

     - The fair market value of the New Pulitzer stock received by each of our stockholders in the spin-off would be taxable to such stockholder as a dividend to the extent of such stockholder's pro rata share of our current and accumulated earnings and profits; and

     - The fair market remaining value, if any, of the New Pulitzer stock received in the spin-off by each of our stockholders would be treated first as a recovery of the adjusted tax basis of our stock owned by such stockholder and then as taxable capital gain.

     In the spin-off, we will recognize taxable gain in an amount equal to the excess, if any, of the fair market value of the New Pulitzer stock distributed to our stockholders over the adjusted tax basis of such New Pulitzer stock in our hands immediately prior to the distribution. There is no assurance that the IRS will agree with our determination of the fair market value of the New Pulitzer stock or the resulting tax. Under the merger agreement, New Pulitzer will be liable and will indemnify Hearst-Argyle and its subsidiaries for certain of our unpaid tax liabilities resulting from the spin-off.

     Federal Income Tax Risks Relating to the Merger. Our counsel has issued its legal opinion that the merger will qualify as a reorganization that is tax-free to our stockholders, except to the extent of any cash received by our stockholders in lieu of fractional shares of Hearst-Argyle stock. However, opinions of counsel are not binding on the IRS or the courts, and we cannot assure that the IRS will agree with the conclusions set forth in our counsel's opinion. If the merger did not qualify as a tax-free reorganization:

     - Each of our stockholders would recognize gain or loss equal to the difference between:

        (a) the fair market value of the Hearst-Argyle stock received by such stockholder plus any cash received by such stockholder in lieu of a fractional share of Hearst-Argyle stock; and

        (b) the adjusted tax basis of our stock held by such stockholder immediately before the merger.

     - We would recognize taxable gain in an amount equal to the excess of:

        (a) the sum of (1) the aggregate fair market value of the Hearst-Argyle stock received by our stockholders, (2) the amount of cash received by our stockholders in lieu of fractional shares of Hearst-Argyle stock and (3) the amount of our liabilities assumed by Hearst-Argyle in the merger, over

        (b) the aggregate adjusted tax basis of our assets.

     Under the merger agreement, we will be liable and will indemnify Hearst-Argyle and its subsidiaries against our tax liabilities attributable to any tax period (or portion of such tax period) prior to completion of the merger, except for any of our tax liability that results from the merger not qualifying as a reorganization under the Code due to actions or inactions of Hearst-Argyle after completion of the merger, or due primarily to Hearst-Argyle's breach of certain covenants concerning the representations which it has made in connection with the private letter ruling request which we filed with the IRS. In addition, if the merger did not qualify as a reorganization, the spin-off would probably not qualify as a tax-free distribution to our stockholders.

     WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT WITH HIS, HER OR ITS TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTIONS.

RISK FACTORS RELATED TO THE HEARST-ARGYLE STOCK

     Reliance on Network Affiliation Agreements; Television Programming. The success of each of the television stations owned by Hearst-Argyle depends upon, among other things, network programming obtained through network affiliation agreements. There is no assurance that the programming will achieve or maintain satisfactory viewership levels in the future. In addition, although Hearst-Argyle expects to be able to renew the network affiliation agreements, there is no assurance that the renewals will be obtained on as favorable terms or at all. The termination, non-renewal or renewal at less favorable terms of the affiliation agreements could have an adverse effect on the operations of Hearst-Argyle.

     Television programming is one of Hearst-Argyle's most significant operating cost components. There is no assurance that Hearst-Argyle will not be exposed in the future to increased television programming costs. Should an increase occur, it could have an adverse effect on Hearst-Argyle's results from operations. In addition, television networks recently have been seeking to have their affiliates share programming costs and to change the structure of network compensation. Hearst-Argyle cannot predict the nature or scope of any such cost-sharing and compensation changes or the effect, if any, on Hearst-Argyle's operations.

     Dependence on Advertising; Effect of Economic Conditions. Hearst-Argyle relies to a significant extent upon sales of advertising for its revenues. On a pro forma basis giving effect to Argyle Television, Inc.'s merger transaction with the television broadcast group of The Hearst Corporation, advertising revenue accounted for 92.3% of Hearst-Argyle's total revenues for the year ended December 31, 1997. For the nine months ended September 30, 1998, advertising revenue accounted for 93.3% of the total revenues of Hearst-Argyle. The Hearst-Argyle stations are located in highly-competitive markets and compete for advertising revenues with other television stations, as well as other media, in their respective markets. There is no assurance that Hearst-Argyle will be able to continue to compete successfully for such advertising revenues, upon which Hearst-Argyle's results of operations are and will continue to be dependent.

     In addition, Hearst-Argyle's ability to generate advertising revenues is and will continue to be heavily dependent on the relative popularity of its programming and cyclical changes in the national economy and regional economic conditions in each of the markets in which its stations operate. Hearst-Argyle's revenues could therefore be adversely affected by a future local, regional or national recessionary environment. In addition, advertising revenues in even-numbered years benefit from advertising placed by candidates for political offices. Proposals have been advanced in the U.S. Congress to require television broadcast stations to provide advertising time to political candidates at no charge, which would eliminate in whole or in part advertising revenues from political candidates.

     Control by Majority Stockholder; Conflicts of Interest. Currently, Hearst Broadcasting, Inc., a subsidiary of The Hearst Corporation, elects nine of the 11 directors of Hearst-Argyle and owns approximately 87.1% of the outstanding common stock of Hearst-Argyle. As a result, The Hearst Corporation is able to control substantially all actions to be taken by Hearst-Argyle stockholders and is able to maintain control over the operations and business of Hearst-Argyle. This control, as well as certain other factors, may make Hearst-Argyle a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage transactions involving an actual or potential change of control of Hearst-Argyle. In addition, the interests of The Hearst Corporation, which owns or has significant investments in other businesses, including cable television networks, newspapers, magazines and electronic media, may from time to time be competitive with, or otherwise diverge from, the interests of Hearst-Argyle, particularly with respect to new business opportunities and future acquisitions.

     In addition, under current law and existing contractual arrangements, Hearst-Argyle is not allowed, without The Hearst Corporation's consent, to acquire television broadcast stations in New York, Michigan, Texas, California, Washington and Missouri. As a result, Hearst-Argyle's ability to make acquisitions is restricted. Even with the consent of The Hearst Corporation, such acquisitions would be permitted to occur only if The Hearst Corporation were to agree to sell its newspapers in the corresponding markets. Additionally, The Hearst Corporation is not precluded from purchasing television stations, newspapers or other assets in other markets, the ownership of which assets by The Hearst Corporation could preclude, under FCC rules, Hearst-Argyle from owning television stations in such markets in the future.

     The Hearst Corporation and Hearst-Argyle are parties to a series of agreements where the interests of the two parties could conflict. Hearst-Argyle believes that the terms of these agreements are reasonable to both parties. There is no assurance, however, that more favorable terms would not be available from third parties.

     Television Industry Competition and Technology. The television broadcast industry is highly competitive. Some of the stations that compete with Hearst-Argyle's stations are owned and operated by large national or regional companies that may have greater resources, including financial resources, than Hearst-Argyle. There is no assurance that any one of Hearst-Argyle's stations will compete successfully and maintain or increase its current audience share or revenue share. The following are some of the factors that have fractionalized television viewing audiences and/or affect the industry generally:

     - Technological innovation and the resulting proliferation of programming alternatives such as cable, direct satellite-to-home services, pay-per-view and home video and entertainment systems;

     - The aggregate viewership of the major television networks has declined over the past decade;

     - Increased demand for programming and rising production costs which may increase programming costs or make it more difficult to acquire programming;

     - The formation and success of new television networks such as UPN and the WB Network; and

     - The FCC's adoption of rules for implementing digital television, otherwise known as DTV, service in the United States and implementation of DTV, which may provide a competitive advantage to, and is expected to impose significant additional costs on, stations implementing DTV.

     Regulatory Matters. Generally, Hearst-Argyle depends upon its continuing ability to maintain broadcasting licenses from the FCC. While broadcasting licenses are typically renewed by the FCC, there is no assurance that the FCC will renew the licenses for Hearst-Argyle's stations or that, if renewed, the renewal terms will be for the customary eight-year periods. The non-renewal or revocation of one or more of the FCC licenses held by Hearst-Argyle could have a material adverse effect on the operations of Hearst-Argyle.

     The FCC restricts the common ownership or control of certain media interests in the same market, including television and radio broadcast stations. In addition, no person is permitted to hold an interest in television stations collectively reaching more than 35% of all U.S. television households, subject to a 50% discount for UHF television stations. As a result of prohibitions by the FCC's "television duopoly" and "one-to-a-market" rules on certain combinations created as a result of the merger, we and Hearst-Argyle received, on November 24, 1998, the consent of the FCC for the transfer of control of our television stations to Hearst-Argyle. We and Hearst-Argyle also received the following waivers of the FCC's rules:

     - temporary, six-month waiver of the television duopoly rule to permit the common ownership of WBAL-TV, Baltimore, Maryland, and WGAL(TV), Lancaster, Pennsylvania, for a brief period of time following the completion of the merger;

     - conditional waiver of the television duopoly rule to permit the common ownership of WWWB(TV), Lakeland, Florida, and WESH(TV), Daytona Beach, Florida;

     - conditional waiver of the television duopoly rule to permit the common ownership of WLWT(TV), Cincinnati, Ohio, and WLKY-TV, Louisville, Kentucky;

     - continued permanent waiver of the television duopoly rule to permit the common ownership of KCCI(TV), Des Moines, Iowa, and KETV(TV), Omaha, Nebraska;

     - continued waiver of the one-to-a-market rule to permit the common ownership of WXII-TV, Winston-Salem, North Carolina, and WXII(AM), Kernersville, North Carolina; and

     - continued waiver of the one-to-a-market rule to permit the common ownership of WLKY-TV, Louisville, Kentucky, and WLKY(AM), Louisville, Kentucky.

     The FCC requires that licensees subject to conditional waivers of the duopoly rule comply with the rule, if it is not changed to allow permanent common ownership of stations (as the FCC is currently considering).

     Petition to Deny Transfer Applications. On July 20, 1998, WLOS Licensee, Inc., licensee of WLOS(TV), Asheville, North Carolina, filed with the FCC a petition to deny the FCC transfer application with respect to WYFF(TV). WLOS claimed that we lacked the requisite qualifications to be an FCC licensee. Pulitzer Broadcasting Company, a subsidiary of ours, filed an opposition to WLOS's petition, and WLOS submitted a reply to the Pulitzer Broadcasting opposition. In granting the transfer application with respect to WYFF(TV), the FCC considered the merits of the WLOS petition and denied it. While WLOS had until December 28, 1998 to ask the FCC to reconsider its grant of the transfer application, WLOS filed no such request.

     Acquisition of KCRA-TV. On August 28, 1998, Hearst-Argyle filed an application seeking the consent of the FCC to the Kelly Transaction involving KCRA-TV and KSBW(TV). Currently, the two stations have overlapping contours, which is prohibited by the FCC's duopoly rule. However, the FCC is considering changes to this rule in an ongoing rulemaking proceeding. The FCC has adopted a policy of granting waivers conditioned on the outcome of the rulemaking proceeding in certain situations in which the stations are located in separate television markets and have no Grade A signal contour overlap. The FCC has granted Hearst-Argyle's application seeking the modification of the facilities of KSBW(TV) in a manner that would eliminate the Grade A contour overlap between the two stations. On December 11, 1998, the FCC granted its consent to the Kelly Transaction. Because of the signal contour overlap between KCRA and Hearst-Argyle's KSBW (TV), the FCC's grant was conditioned on (i) Hearst-Argyle completing the modification of the KSBW facilities that will eliminate the Grade A signal contour overlap between the stations within nine months of the consummation of the Kelly Transaction; and (ii) the outcome of the pending FCC rulemaking considering changes to the duopoly rule that would, if adopted, allow the common ownership of certain stations, including KCRA and the modified KSBW, with overlapping Grade B signal contours. As noted above, the FCC requires that licensees subject to duopoly waivers conditioned on the outcome of the pending rulemaking proceeding come into compliance with the duopoly rule if the rule is not changed to allow permanent common ownership of the stations.

     Risks Associated with Integration of the Combined Operations and Possible Expansion. As a result of the merger, the Kelly Transaction and other recent transactions, Hearst-Argyle has expanded and will expand significantly into both new and familiar markets. As part of its business strategy, Hearst-Argyle intends to expand further through the acquisition of additional television stations or television station groups. As a result, Hearst-Argyle's management is and probably will be managing a substantially larger number of television stations than it has historically. There is no assurance that Hearst-Argyle will implement and manage effectively the organizational and operational systems necessary for optimal management and integration of its newly acquired or future television stations. As a result, the merger and any future acquisitions may have an adverse effect on Hearst-Argyle's financial position and results of operations. In addition, such acquisition opportunities may become limited due to industry consolidation, competition for acquisition targets and FCC rules. There is no assurance that future acquisitions will be available on attractive terms, if at all.

     Shares Eligible for Future Sale; Dilution; Share Repurchase Program. After the completion of the merger, our stockholders will own shares of Hearst-Argyle stock. All of the shares of Hearst-Argyle stock generally will be freely tradeable without restriction or further registration under the Securities Act. However, affiliates of Hearst-Argyle (as defined by the SEC) may generally sell their shares only subject to certain restrictions as to timing, manner, volume, notice and the availability of current public information regarding Hearst-Argyle.

     No prediction is made as to the effect, if any, that sales of shares of Hearst-Argyle Series A common stock, or the availability of shares for future sale, will have on the market price of the stock prevailing from time to time following the merger. Sales of substantial amounts of stock in the public market, or the perception that sales could occur, could depress the prevailing market price for the stock. Sales may also make it more difficult for Hearst-Argyle to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate.

     As part of its share repurchase program, Hearst-Argyle may repurchase up to $300 million of Hearst-Argyle stock from time to time. As of February 9, 1999, Hearst-Argyle had repurchased 1,835,727 shares for an aggregate consideration of $54.0 million. In addition, Hearst Broadcasting has notified Hearst-Argyle of its intention to purchase up to 10 million shares of Hearst-Argyle stock from time to time. As of February 9, 1999 and subsequent to the public announcement of the Merger, Hearst Broadcasting had purchased 4,132,698 shares for an aggregate consideration of $124.5 million. These repurchases and purchases may affect the market price of the Hearst-Argyle stock.

     Dividend Policy; Limitation on Dividends. Since its inception, Hearst-Argyle has not paid any dividends on the Hearst-Argyle stock and does not anticipate that it will pay any dividends on the stock in the foreseeable future. Hearst-Argyle's senior credit facility limits the ability of Hearst-Argyle to pay dividends on the stock under certain conditions.

     Impact on Net Income. Both the merger and the Kelly Transaction will result in a decline in pro forma net income of Hearst-Argyle. This decline is attributable to the increase in depreciation and amortization resulting from the write-up of the assets of the properties acquired in the merger and the Kelly Transaction.

     Uncertainty as to the Market Price of Hearst-Argyle Stock Issued in
Merger. In the merger, our stockholders will receive 37,096,774 shares of Hearst-Argyle stock, regardless of the market price of Hearst-Argyle stock at the time of the merger. Because of this and because the market price of Hearst-Argyle stock is subject to fluctuation, the actual aggregate market value of the Hearst-Argyle stock to be received by our stockholders in the merger is also subject to fluctuation. The market price of Hearst-Argyle stock may be influenced by many factors, including those disclosed elsewhere in this prospectus.

RISK FACTORS RELATED TO THE NEW PULITZER STOCK

     New Pulitzer Lacks an Operating History as a Stand-Alone Newspaper
Company. New Pulitzer was formed in May 1998 for purposes of effecting the Transactions and does not have any operating history. Although we have a substantial operating history with respect to the newspaper publishing and related new media businesses to be contributed to New Pulitzer, we cannot assure that New Pulitzer will be able to continue or improve such operating history.

     New Pulitzer May Not Be Able to Compete Effectively. New Pulitzer will face significant competition for readership and advertising revenues from other newspapers and other publications, as well as with other news and advertising media. Many of these competitors may be larger and have greater financial resources than will New Pulitzer. We cannot assure that New Pulitzer will be able to compete effectively in its markets.

     New Pulitzer's Financial Condition Depends on Local Economies. New Pulitzer's advertising revenues and, to a lesser extent, circulation revenues will depend on a variety of factors specific to the communities that our newspapers serve. These factors include the size and demographic characteristics of the local population, local economic conditions in general, and the related retail segments in particular. If the local economy or prevailing retail environment of the communities that New Pulitzer's newspapers will serve were to be adversely affected, New Pulitzer's financial condition or results of operations may be adversely affected.

     New Pulitzer Relies Heavily on the St. Louis Post-Dispatch and The Arizona Daily Star. Both the Post-Dispatch and the Star have historically generated a significant portion of our newspaper revenue, advertising revenue and operating cash flow. New Pulitzer expects that both of these newspapers will continue to have a similar impact for the foreseeable future. A significant decline in the performance of the Post-Dispatch or the Star or in general advertising spending could have a material adverse effect on New Pulitzer's business, financial condition and results of operations.

     New Pulitzer's Quarterly Results May Vary. New Pulitzer expects that seasonal fluctuations will affect its results of operations from period to period. You should not expect results of operations in any period to be indicative of the results to be expected for any future periods.

     New Pulitzer's Acquisition Strategy May Adversely Affect Its Business. New Pulitzer anticipates that it will grow through acquisitions of daily and non-daily newspapers and similar publications. Acquisitions may expose New Pulitzer to particular risks, such as diversion of management's attention, assumption of liabilities and amortization of goodwill and other acquired intangible assets. These and other risks could have a material adverse effect on the financial condition or results of operations of New Pulitzer, depending on the value and nature of the consideration paid by New

Pulitzer. These acquisitions may have a dilutive impact on New Pulitzer's earnings per share. New Pulitzer will compete for acquisition targets with other companies. We cannot assure that New Pulitzer will be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of such opportunities, generating the cash flow necessary to capitalize on such opportunities, consummating such opportunities on terms favorable to New Pulitzer or managing the publications it acquires and improving their operating efficiency.

     The Price of Newsprint May Increase. Although we generally obtain newsprint at relatively favorable prices, we cannot assure that New Pulitzer will continue to obtain its newsprint at those prices. Significant increases in newsprint prices could adversely affect New Pulitzer's business, financial condition and results of operations.

     New Pulitzer May Be Adversely Affected By Changes in Environmental Laws and Regulations. New Pulitzer's operations will be subject to federal, state and local environmental laws and regulations pertaining to air and water quality, storage tanks and the management and disposal of wastes at its facilities. Neither we nor New Pulitzer can predict whether future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to them, may give rise to additional costs that could be material. Furthermore, actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could have a material adverse effect on the financial condition or results of operations of New Pulitzer.

     Potential Litigation Exposure. From time to time, we have been involved in various claims and lawsuits incidental to the ordinary course of our business, including matters such as libel, slander and defamation actions and complaints alleging discrimination. While we cannot predict the results of litigation, we and New Pulitzer believe that the ultimate outcome of existing litigation will not have a material adverse effect on the consolidated financial statements of New Pulitzer and its subsidiaries.

     New Pulitzer May Become Obligated to Pay Certain Former
Stockholders. Pursuant to the merger agreement, New Pulitzer will pay and indemnify Hearst-Argyle against any liabilities and/or expenses arising from any claim or dispute relating to certain agreements entered into by us with certain of our former stockholders. We agreed under certain circumstances to make additional payments to those former stockholders. For many reasons, we and New Pulitzer cannot determine at this time the additional amounts, if any, payable by New Pulitzer under these agreements with respect to the merger. Depending on the ultimate resolution of the meaning and application of various provisions of those agreements, we believe that the amount of the additional payments, if any, could be material to the consolidated financial statements of New Pulitzer.

     Our Principal Stockholders May Control New Pulitzer and May Influence Many Key Decisions. Following the completion of the Transactions and subject to the terms of a New Pulitzer voting agreement, a small number of New Pulitzer stockholders may control the stockholder vote of New Pulitzer stock on any matter in which all shares of New Pulitzer stock are voted together as a single class. This control and concentration of voting power may make New Pulitzer a less attractive target for a takeover than it otherwise might be. This control and concentration of power may also render more difficult or discourage transactions involving an actual or potential change of control of New Pulitzer. As a result, holders of New Pulitzer stock may not receive any premium above market price for their New Pulitzer stock that would otherwise be offered in connection with any attempt to acquire control of New Pulitzer.

     Certain Certificate of Incorporation and By-Law Provisions May Discourage the Acquisition of New Pulitzer. Certain provisions of New Pulitzer's Certificate of Incorporation and By-laws could have the effect of discouraging or making it more difficult for a third party to acquire a majority of the outstanding capital stock of New Pulitzer.

     The Price of New Pulitzer Stock May Vary. Prior to the completion of the Transactions, New Pulitzer stock will not have any trading market. The New York Stock Exchange, Inc. has approved the listing, subject to official notice of issuance, of the New Pulitzer common stock to be distributed to the holders of our common stock in the spin-off. We cannot assure that the prices at which the New Pulitzer common stock will trade after the completion of the Transactions will be favorable.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the selling stockholders as of January 21, 1999. The selling stockholders beneficially own shares of our common stock and/or our Class B common stock, and these shares of Class B common stock may be converted into our common stock pursuant to our Restated Certificate of Incorporation and a voting trust agreement, as each may be amended from time to time. The shares of common stock are being registered to permit public secondary trading of the shares of common stock. See "Underwriting."

                                NUMBER OF SHARES         PERCENT OF                         NUMBER OF SHARES      PERCENT OF
                                 OF COMMON STOCK      AGGREGATE VOTING       NUMBER OF         OF CLASS B      AGGREGATE VOTING
                                 AND/OR CLASS B        POWER OF COMMON       SHARES OF        COMMON STOCK      POWER OF COMMON
                                  COMMON STOCK        STOCK AND CLASS B     COMMON STOCK      BENEFICIALLY     STOCK AND CLASS B
                               BENEFICIALLY OWNED       COMMON STOCK       BEING OFFERED      OWNED AFTER        COMMON STOCK
                               PRIOR TO CONVERSION   PRIOR TO CONVERSION       AFTER         CONVERSION AND    AFTER CONVERSION
NAME OF SELLING STOCKHOLDER       AND OFFERING          AND OFFERING       CONVERSION(12)       OFFERING         AND OFFERING
---------------------------    -------------------   -------------------   --------------   ----------------   -----------------
Emily Rauh Pulitzer, as
  Trustee of the Pulitzer
  Family Trust U/D/T dtd
  6/8/94, as amended(1)(2)...         629,665                 3.9%            299,405            330,260               2.2%
Spring Foundation(2)(3)......         169,595                 1.1%            169,595                  0               0.0%
Margaret J. Warner and Kate
  C. Moore as Trustees of the
  David and Katherine Moore
  1998 Charitable Remainder
  Trust dtd 10/5/98(4)(5)....          60,150(6)                *              58,455                  0               0.0%
Margaret J. Warner and Kate
  C. Moore as Trustees of the
  David and Katherine Moore
  1999 Charitable Remainder
  Trust dtd 2/11/99(5)(7)....         230,000(8)                *             213,545             16,455                 *
Michael E. Pulitzer, Trustee,
  U/I/T dtd 3/22/82 F/B/O
  Michael E.
  Pulitzer(9)(10)............       3,638,590                22.7%            245,667          3,392,923              22.3%
The Ceil and Michael E.
  Pulitzer Foundation,
  Inc.(10)(11)...............          51,113                   *              13,333             37,780                 *

-------------------------

  *  Less than one percent.

 (1) Emily Rauh Pulitzer is a director of the Company and a beneficiary of the Pulitzer Family Trust.

 (2) Prior to this offering and excluding shares which may be deemed to be beneficially owned solely as a trustee of the Pulitzer Voting Trust, Emily Rauh Pulitzer beneficially owned an aggregate of 6,780,667 shares of our Class B common stock. Assuming the sale of all shares being offered hereby, including the full exercise by Goldman Sachs of its option to purchase an aggregate of 126,000 additional shares from certain selling stockholders, Ms. Pulitzer will beneficially own 6,280,667 shares of our Class B common stock or 41.7% of the aggregate voting power of our common stock and Class B common stock.

 (3) Emily Rauh Pulitzer is an officer and a director of the Spring Foundation. The Spring Foundation is a private operating foundation established by Ms. Pulitzer to further the arts.

 (4) David E. Moore is a director of the Company and a beneficiary of this trust.

 (5) Prior to this offering and excluding shares which may be deemed beneficially owned solely as a trustee of the Pulitzer Voting Trust, Mr. Moore beneficially owned an aggregate of 3,986,819 shares of our Class B common stock and common stock. Assuming the sale of all shares being offered hereby, including the full exercise by Goldman Sachs of its option to purchase an aggregate of 126,000 additional shares from certain selling stockholders, Mr. Moore will beneficially own 3,698,364 shares of our Class B common stock or 24.5% of the aggregate voting power of our common stock and Class B common stock.

 (6) This trust owns an aggregate of 60,150 shares of our common stock and does not own any shares of our Class B common stock.

 (7) David E. Moore is a beneficiary of this trust.

 (8) This trust will own up to an aggregate of 230,000 shares of our common stock which will be contributed by David E. Moore. This trust will not own any shares of our Class B common stock.

 (9) Michael E. Pulitzer is Chairman of the Board, President and Chief Executive Officer of the Company and a beneficiary of this trust.

(10) Prior to this offering and excluding shares which may be deemed beneficially owned solely as a trustee of the Pulitzer Voting Trust, Michael E. Pulitzer beneficially owned an aggregate of 3,735,873 shares of our Class B common stock. Assuming the sale of all shares being offered hereby, including the full exercise by Goldman Sachs of its option to purchase an aggregate of 126,000 additional shares from certain selling stockholders, Mr. Pulitzer will beneficially own 3,398,328 shares of our Class B common stock or 22.5% of the aggregate voting power of our common stock and Class B common stock.

(11) Michael E. Pulitzer is an officer and a director of this foundation.

(12) This assumes Goldman Sachs does not exercise its option to purchase an aggregate of 126,000 additional shares from the selling stockholders. If Goldman Sachs exercises in full its option, the additional number of common shares being offered after conversion by each selling stockholder would be as follows: Emily Rauh Pulitzer, as Trustee of the Pulitzer Family Trust (31,000 shares), Margaret J. Warner and Kate C. Moore as Trustees of the David and Katherine Moore 1999 Charitable Remainder Trust (16,455) and Michael E. Pulitzer, as Trustee (78,545 shares).

                                 LEGAL MATTERS

     The validity of the issuance of the shares of our common stock offered will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. As of January 21, 1999, William Bush, a partner of such firm, owned options to purchase an aggregate of 3,334 shares of our common stock.

                                    EXPERTS

     Our financial statements and the related financial statement schedule as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference from our Current Report on Form 8-K, filed on January 22, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The financial statements of our broadcasting subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference from our Current Report on Form 8-K, filed on January 22, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and the related financial statement schedule of Hearst-Argyle incorporated in this prospectus by reference from Hearst-Argyle's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Argyle Television, Inc. included in Argyle Television, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996, as set forth in their report, which is incorporated in this prospectus by reference. The consolidated financial statements and schedule of Argyle Television, Inc. are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

     The financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 of Kelly Broadcasting Co., which appear in Hearst-Argyle's Current Reports on Form 8-K dated September 17, 1998, as amended by Form 8-K/A dated December 7, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm, as experts in accounting and auditing.

                                  UNDERWRITING

     The Company, Hearst-Argyle, the selling stockholders and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase shares.

     If Goldman Sachs sells more shares than the total number being offered, Goldman Sachs has an option to buy up to an additional 126,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days but not after the fifth business day before the effective time of the merger.

     The following tables show the per share and total underwriting discounts and commissions to be paid to Goldman Sachs by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of Goldman Sachs' option to purchase 126,000 additional shares.


        Paid by the Selling Stockholders           No Exercise   Full Exercise
        --------------------------------           -----------   -------------
Per share........................................  $3.80         $3.80
Total............................................  $3,800,000    $4,278,800



     Shares sold by Goldman Sachs to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by Goldman Sachs to securities dealers may be sold at a discount of up to $2.28 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from Goldman Sachs to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all of the shares are not sold at the initial offering price, Goldman Sachs may change the offering price and the other selling terms.


     The Company and the selling stockholders have agreed with Goldman Sachs not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, Goldman Sachs may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.


     The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $181,000, payable by the Company.


     The Company and the selling stockholders have agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person has been authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
Where You Can Find More Information..       2
Cautionary Statement Concerning
  Forward-Looking Statements.........       3
Prospectus Summary...................       4
  Investment in Pulitzer Publishing
     Company's Common Stock..........       4
  The Company........................       4
  Hearst-Argyle......................       6
Risk Factors.........................       7
  Risk Factors Associated with the
     Spin-Off and the Merger.........       7
  Risk Factors Related to the Hearst-
     Argyle Stock....................       8
  Risk Factors Related to the New
     Pulitzer Stock..................      12
Use of Proceeds......................      14
Selling Stockholders.................      15
Legal Matters........................      17
Experts..............................      17
Underwriting.........................     U-1

             ------------------------------------------------------
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                                1,000,000 Shares

                              PULITZER PUBLISHING
                                    COMPANY

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              GOLDMAN, SACHS & CO.

             ------------------------------------------------------
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